UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA issues call for Annual Shareholders’ Meeting

Monterrey, Mexico, March 24, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), issued a call for its Annual Shareholders’ Meeting to be held on April 16, 2010.

Among the items that will be put forward for shareholder approval are:

•	Ratification of all current members of the Board of Directors;

•	Election of Luis Guillermo Zazueta Dominguez as chairman of the Audit, Corporate Practices, Finance and Planning Committee;

•	Payment of a cash dividend of Ps.400,000,000 to be paid in four quarterly installments; and

•	Authorization of up to Ps. 400,000,000 for purchases of Series B shares during the 2010 fiscal year and until the next Annual Shareholders’ Meeting approves the 2010 results.

Additional information is available in the Investor Relations section of the Company’s webpage (http://ir.oma.aero) in the section ‘Information for Shareholders,’ and at the offices located in the Torre Esmeralda II building, Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, in the Conference Room located on the 15th floor, on Monday, April 12th through Thursday, April 15th, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

The full text of the shareholders meeting call follows.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in compliance with articles 28, section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby calls its shareholders to attend the Annual General Ordinary Shareholders’ Meeting to be held at 9:00am on the 16th day of April, 2010 in the Conference Room located on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, Mexico where the following matters will be discussed:

AGENDA

I.	Report of the Board of Directors in accordance with Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2009.

II.
Reports from Chief Executive Officer and External Auditor in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2009.

III.	Reports, opinion and approval by the Shareholders Meeting, referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report.

IV.	Discussion, approval and amendment, if any, of the Reports mentioned in items I and II. Resolutions in this regard.

V.	Allocation of net income, increase in reserves and declaration of dividends, if any. Resolutions in this regard.

VI.	Designation of the members of the Board of Directors and the Chairman of the Audit, Corporate Practices, Financial and Planning Committee. Resolutions in this regard.

VII.	Appointment of Delegates to carry out all resolutions adopted by the meeting and formalization of such resolutions where appropriate. Resolutions in this regard.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, and in accordance with the following terms:

a.
Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and will remain closed during the Shareholders’ Meeting.

b.
Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at SD Indeval S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign banking institution, and exhibit to the Company the documents evidencing such deposit issued by the respective institution for such purposes.

c.
Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit certificate mentioned in paragraph (b) above, enclose the proxy form referred to herein. Said proxy form is available at the address set forth below.

d.
Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of the shareholder, and the number of shares represented, duly signed by the employee responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will only be returned after the adjournment of the meeting and by returning the voucher issued to the shareholders or their representatives.

Further note that the proxy form, entry passes, and supporting documentation related to approval of the resolutions during the Meeting duly called hereby shall be available to shareholders at the offices located at the Conference Room located on the 15th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, from Monday April 12th to Thursday April 15th, 2010 from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

Mexico City, D.F., on the 16th day of March 2010
/s/ Manuel De La Torre Meléndez
Secretary of the Board of Directors

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 960 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: March 24, 2010